SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

MEDIA GENERAL, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $5.00 PER SHARE

(Title of Class of Securities)

584404107

(CUSIP Number)

MARC D. HAMBURG BERKSHIRE HATHAWAY INC. 3555 FARNAM STREET OMAHA, NEBRASKA 68131 (402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MAY 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 584404107	PAGE 2 OF 10 PAGES

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warren E. Buffett
(2)	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds* AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S. citizen
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 4,646,220 shares (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 4,646,220 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 4,646,220 shares (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 16.9% of Class A Common Stock (See Item 5)
(14)	Type of reporting person* IN

*	See Instructions before filling out.

SCHEDULE 13D

CUSIP No. 584404107	PAGE 3 OF 10 PAGES

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Hathaway Inc.
(2)	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds* WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 4,646,220 shares (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 4,646,220 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 4,646,220 shares (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 16.9% of Class A Common Stock (See Item 5)
(14)	Type of reporting person* HC, CO

*	See Instructions before filling out.

CUSIP No. 584404107	SCHEDULE 13D	PAGE 4 OF 10 PAGES

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $5.00 per share (“Class A Common Stock”), of Media General, Inc., a Virginia corporation (“MEG”).

The address of the principal executive offices of MEG is 333 E. Franklin Street, Richmond, Virginia, 23219.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)-(c), (f)	This Schedule 13D is filed by Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), and Mr. Buffett, who may be deemed to control Berkshire. Berkshire is a holding company engaged through its subsidiaries in a number of diverse businesses, the most important of which is property and casualty insurance and reinsurance offered on both a direct and reinsurance basis through its insurance subsidiaries. The principal business address for Berkshire is 3555 Farnam Street, Omaha, Nebraska 68131. The information concerning the name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of Mr. Buffett and each of the executive officers and directors of Berkshire is filed as Exhibit A hereto.

(d), (e)	During the last five years, none of Berkshire, Mr. Buffett or, to their knowledge, any of the directors or executive officers of Berkshire, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In connection with the transactions described below in Item 4 (the answer to which is incorporated herein by reference), on May 24, 2012, MEG issued to Berkshire warrants (the “Warrants”) to buy 4,646,220 shares of Class A Common Stock of MEG. By virtue of issuance of the Warrants, Berkshire acquired beneficial ownership, as defined in Rule 13d-3 promulgated under the Securities and Exchange Act of 1934, as amended, of 4,646,220 shares of Class A Common Stock of MEG. Berkshire intends to use internally generated funds to fund the exercise of the Warrants. No borrowed funds would be involved.

ITEM 4.	PURPOSE OF TRANSACTION.

The Warrants to buy 4,646,220 shares of Class A Common Stock of MEG were issued pursuant to the terms of that certain Warrant Agreement (“Warrant Agreement”), dated as of May 24, 2012, by and between MEG and Berkshire, in connection with the transactions contemplated by a credit agreement (the “Credit Agreement”), dated as of May 17, 2012, among MEG, as the borrower, BH Finance, LLC (a Berkshire subsidiary), as administrative agent and a lender, and the other lenders party thereto, and an asset purchase agreement (the “Asset Purchase Agreement”), dated as of May 17, 2012, by and among MEG, Media General Operations, Inc. (a MEG subsidiary), Media General Communications Holdings, LLC (a MEG subsidiary), and World Media Enterprises Inc. (a Berkshire subsidiary). On May 24, 2012, pursuant to the terms and conditions of the Credit Agreement, BH Finance, LLC and the other lenders party thereto funded a term loan of $400 million in principal amount to MEG. The issuance of the Warrants was a condition to the funding of the loan, and is a condition to the transactions contemplated by the Asset Purchase Agreement, including the payment of $142 million in cash to MEG and certain affiliates of MEG

CUSIP No. 584404107	SCHEDULE 13D	PAGE 5 OF 10 PAGES

for certain newspaper assets held by them. Berkshire used and intends to use cash available in the businesses of Berkshire and certain of its subsidiaries to fund the transactions contemplated by the Credit Agreement and Asset Purchase Agreement. No borrowed funds were or are involved.

Also on May 24, 2012, Berkshire entered into a registration rights agreement (the “Registration Agreement”) with MEG providing Berkshire with certain registration rights in respect of the shares of Class A Common Stock underlying the Warrants, and a shareholders agreement (the “Shareholders Agreement”) with MEG, the D. Tennant Bryan Media Trust and J. Stewart Bryan III (the “Shareholder”). The Shareholders Agreement entitles Berkshire to nominate one director to the board of directors of MEG, commencing with the first annual shareholder meeting for the general election of directors following May 24, 2012, and to have appointed an interim director before such election. The Shareholders Agreement also obligates the Shareholder to, among other things, vote for Berkshire’s nominee.

The Warrants entitle Berkshire to receive, upon proper exercise and subject to the terms and conditions of the Warrant Agreement, 4,646,220 shares of Class A Common Stock of MEG, representing approximately 16.9% of the aggregate issued and outstanding Class A Common Stock of MEG (see Item 5). The Warrants are currently exercisable through May 24, 2020 at an exercise price per share of $0.01.

Berkshire currently intends to exercise its right to have an interim director designated by Berkshire appointed to the board of directors of MEG, or in the alternative to have a nominee of Berkshire included as a nominee for the MEG board of directors in the next annual proxy statement of MEG. Berkshire also currently intends to exercise the Warrants following the closing under the Asset Purchase Agreement. In addition, Berkshire or entities within the Berkshire group of companies may determine to acquire additional shares of Class A Common Stock or other securities of MEG, depending upon the performance of the Class A Common Stock in the market, market and general economic conditions, evaluation of alternative investments, price, availability of funds, and other factors, or may determine from time to time to sell some or all of its or their securities of MEG, based upon the same set of factors.

The foregoing description of the Warrant Agreement, Credit Agreement, Asset Purchase Agreement, Registration Rights Agreement, and Shareholders Agreement (the “Agreements”) does not purport to be complete and is subject, and qualified in its entirety by reference, to the full text of the Agreements, which are filed herewith as Exhibits.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The following disclosures are based 22,799,273 shares of the Class A Common Stock outstanding as of April 29, 2012, as reported by MEG in its Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on May 3, 2012.

(a)	Berkshire has Warrants to buy 4,646,220 shares of Class A Common Stock at an exercise price per share of $0.01. The Warrants represent approximately 16.9% of the outstanding Class A Common Stock of MEG.

(b)	Berkshire will have both voting and investment power with respect to the 4,646,220 shares of Class A Common Stock underlying the Warrants. Mr. Buffett, Chairman of the Board of Directors and Chief Executive Officer of Berkshire, may be deemed to control Berkshire. Thus, Mr. Buffett and Berkshire may be deemed to share voting power and investment power with respect to the Shares.

(c)	None.

(d)	To the knowledge of Berkshire and Mr. Buffett, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Warrants or the shares underlying such Warrants held by Berkshire.

(e)	Not applicable.

CUSIP No. 584404107	SCHEDULE 13D	PAGE 6 OF 10 PAGES

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Items 3 and 4 (the answers to which are incorporated herein by reference), to the best knowledge of the filing persons, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the persons or entities listed in Item 2 and any person or entity with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement required by Rule 13d-1(k)(1).

2	Asset Purchase Agreement, dated as of May 17, 2012, by and among Media General, Inc., Media General Operations, Inc., Media General Communications Holdings, LLC and World Media Enterprises Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Media General, Inc. on May 18, 2012).

3

Credit Agreement, dated as of May 17, 2012, among Media General, Inc., as the borrower, BH Finance, LLC, as administrative agent and a lender, and the other lenders party thereto (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Media General, Inc. on May 18, 2012).

4	Warrant Agreement, dated as of May 24, 2012, by and between Media General, Inc. and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K/A filed by Media General, Inc. on May 24, 2012).

5	Registration Rights Agreement, dated as of May 24, 2012, by and between Media General, Inc. and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K/A filed by Media General, Inc. on May 24, 2012).

6	Shareholders Agreement, dated as of May 24, 2012, by and among Media General, Inc., Berkshire Hathaway Inc., D. Tennant Bryan Media Trust and J. Stewart Bryan III (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K/A filed by Media General, Inc. on May 24, 2012).

CUSIP No. 584404107	SCHEDULE 13D	PAGE 7 OF 10 PAGES

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: June 4, 2012

WARREN E. BUFFETT

/s/ Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Name:	Warren E. Buffett
Title:	Chairman and Chief Executive Officer

CUSIP No. 584404107	SCHEDULE 13D	PAGE 8 OF 10 PAGES

EXHIBIT A

CERTAIN INFORMATION ABOUT THE REPORTING PERSONS

AND THE EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Set forth below is information about (i) the name, state of organization, principal business, and the address of the principal office of Mr. Buffett and (ii) the name and title of each other executive officer and director of Berkshire, his or her business address, and his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted. Each natural person listed below is a citizen of the United States.

Berkshire Hathaway Inc.

The executive officers of Berkshire are Warren E. Buffett, Chairman and Chief Executive Officer, Charles T. Munger, Vice Chairman, and Marc D. Hamburg, Senior Vice President and Chief Financial Officer. The directors of Berkshire are Warren E. Buffett, Charles T. Munger, Howard G. Buffett, Stephen B. Burke, Susan L. Decker, William H. Gates, III, David S. Gottesman, Charlotte Guyman, Donald R. Keough, Thomas S. Murphy, Ronald L. Olson, and Walter Scott, Jr.

Name	Principal Occupation	Business Address

Warren E. Buffett	Chairman and Chief Executive Officer of Berkshire	3555 Farnam Street Omaha, Nebraska 68131

Howard G. Buffett	President of Buffett Farms, a family farm in Illinois and a farm in Nebraska	407 Southmoreland Place Decatur, Illinois 62521

Stephen B. Burke	Chief Executive Officer of NBCUniversal, a media and entertainment company	NBCUniversal 30 Rockefeller Plaza, 52nd Floor New York, NY 10112

Susan L. Decker	Private investor

William H. Gates, III	Co-Chair of the Bill and Melinda Gates Foundation	One Microsoft Way Redmond, WA 98052

David S. Gottesman	Senior Managing Director of First Manhattan Co., an investment advisory firm	437 Madison Avenue New York, NY 10022

Charlotte Guyman	Retired

Marc D. Hamburg	Senior Vice President and Chief Financial Officer of Berkshire	3555 Farnam Street Omaha, Nebraska 68131

Donald R. Keough	Chairman of Allen & Company Incorporated, an investment banking firm	DMK International 200 Galleria Parkway Atlanta, Georgia 30339

Charles T. Munger	Vice Chairman of Berkshire	355 South Grand Avenue, 34th Floor Los Angeles, California 90071-1560

CUSIP No. 584404107	SCHEDULE 13D	PAGE 9 OF 10 PAGES

Thomas S. Murphy	Retired

Ronald L. Olson	Partner in the law firm of Munger, Tolles & Olson LLP	355 South Grand Avenue, 35th Floor Los Angeles, California 90071-1560

Walter Scott, Jr.	Chairman of the Board of Directors of Level 3 Communications, Inc., which is engaged in telecommunications and computer outsourcing	1025 El Dorado Boulevard Broomfield, Colorado 80021

CUSIP No. 584404107	SCHEDULE 13D	PAGE 10 OF 10 PAGES

EXHIBIT 1

AGREEMENT TO FILE SCHEDULE 13D JOINTLY

(as required by Item 7 of Schedule 13D)

The undersigned persons hereby agree that reports on Schedule 13D, and any amendments thereto, may be filed in a single statement on behalf of all such persons, and further, each such person designates Marc D. Hamburg as its or his agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it or him with the Securities and Exchange Commission.

Dated: June 4, 2012

WARREN E. BUFFETT

/s/ Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Name:	Warren E. Buffett
Title:	Chairman and Chief Executive Officer